Conspiracy Entertainment Holdings, Inc.
612 Santa Monica Blvd.
Santa Monica, CA 90401

February 18, 2009

VIA EDGAR

Re:	Conspiracy Entertainment Holdings, Inc.
Form 10-KSB for Fiscal Year Ended
December 31, 2007
Filed April 15, 2008
File No- 000-32427

Ladies and Gentlemen:

Conspiracy Entertainment Holdings, Inc. (the “Company”) is hereby filing a response to questions raised by the Staff of the Commission in its letter of comments dated December 15, 2008.  Set forth below is the Company’s responses to the Staff’s comments.

Form 10-KSB for the Period Ended December 31, 2007

Notes to Consolidated Financial Statements

Note 1 – Nature of Organization, F-10

1.
We have reviewed your response to prior comment two noting you are going to reclassify the minority interest to offset capitalized development costs in accordance with APB No. 18.  Per review of the agreement it appears to be strictly a licensing agreement, therefore APB No. 18 does not appear applicable.  In addition, it appears the money received relates to the settlement of a dispute under a “Settlement Agreement and Mutual Release” and should be recorded as such.  Please advise or revise.

Response:

As part of the licensing agreement, Conspiracy Entertainment Holdings Inc., the Company received funds as reimbursement for costs incurred. These costs were capitalized by the Company as capitalized development cost (costs associated with developing specific video games). As such, the Company is now recording these reimbursement funds as an offset to capitalized development costs because that is where the costs were originally recorded and remained on the Company’s financials when the reimbursements were received. The Company previously recorded, in error, the reimbursed funds received as minority interest as the contracts (licensing agreement) were mis-interpreted by the Company. In addition, as noted in the comment letter, the Company agrees that APB No. 18 is not applicable.

With respect to the mutual release agreement, although the company sent you a copy of such agreement, the actual agreements are not related and receipt should be disregarded.  Without a Mutual Release for a previous matter, the companies would not have moved forward with the new license agreement.  These have been recorded in the amended filing of our 2007 10K filed on January 16, 2009.

Note 13 – Derivative Liability and Restatement of Prior Years

2.
We note your response to prior comment six, noting that you have summarized the errors related to the beneficial conversion features and warrants.  Please revise to provide the disclosures required by SFAS No. 154 for the correction of an error, particularly paragraphs (25) and (26).

Response:

We have revised our Derivative Liability and Restated Prior Years and provided the disclosure required by SFAS No. 154 in our 10-K/A for the year ended December 31, 2007 filed January 16, 2009, our 10-Q/A for the quarter ended March 31, 2008 filed January 16, 2009, our 10-Q/A for the quarter ended June 30, 2008 filed January 16, 2009 and our 10-Q for the quarter ended September 30, 2008  filed 12/22/2008.

Item 8A(T) Controls and Procedures, page 14

3.
We have reviewed your response to prior comment nine noting that management has concluded that your disclosure controls and procedures were not effective.  Further we have reviewed your revised disclosure noting that management concluded that internal controls over financial reporting were not effective as of December 31, 2007, but the disclosure does not appear to address the fact that your disclosure controls and procedures were not effective.  Please revise your disclosure to state that your disclosure controls and procedures were not effective in accordance with the guidance of Item 307 of Regulation S-B.

Response:

In response to the Staff’s comment, we have revised our disclosure to state that our disclosure controls and procedures were not effective.  These changes have been made to our in our 10-K/A for the year ended December 31, 2007 filed January 16, 2009, our 10-Q/A for the quarter ended March 31, 2008 filed January 16, 2009, and our 10-Q/A for the quarter ended June 30, 2008 filed January 16, 2009.

General

4.
We have reviewed our response to prior comment ten, noting you plan to amend your Form 10-KSB.  Please note SEC Release 33-8876 became effective on February 4, 2008.  We refer you to Compliance Dates in Section IV of the Release, which requires that your future amendments be filed on Form 10-K/A rather than on form 10-KSB/A.  Also refer to Section VI.B. of the Release regarding the revised financial statement requirements contained in Article 8 of Regulation S-A.  Please comply with the requirements of Article 8 of Regulation S-X in your future filings.

Response:

The Company filed its amendment on Form 10-K/A on January 16, 2009.  In addition, the Company acknowledges that its future filings must comply with Article 8 of Regulation S-X.

Other Exchange Act Reports

5.
We note your Form 10-Q for the fiscal quarter ended September 30, 2008 is delinquent.  Please file this periodic report immediately or tell us when this report will be filed.  When preparing this report, please note our prior comments regarding your Exchange Act reports.

Response:

The Company filed its Form 10-Q for the fiscal quarter ended September 30, 2008 on December 22, 2008.  In preparing this report, the Company noted the Staff’s prior comments in its Exchange Act reports.

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the fining; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If you have any further comments and/or questions, please contact the undersigned at (310) 260-6150 or Sean F. Reid, Esq. at Sichenzia Ross Friedman Ference LLP at (646) 810-0596.

Very truly yours,

/s/ Keith Tanaka
Keith Tanaka
Chief Financial Officer